O’Neill Law Group PLLC Stephen F.X. O’Neill* Christian I. Cu** Conrad Y. Nest*	435 Martin Street, Suite 1010
	Blaine, WA	98230

	Telephone:	360-332-3300
	Facsimile:	360-332-2291
	E-mail:	cyn@stockslaw.com

File #4448

December 20, 2006

VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attention: Donna Levy, Attorney

Dear Madam:

RE:	CENTRUS VENTURES INC. (the “Company”)
	-	File Number 333-136707
	-	Registration Statement on Form SB-2
	-	Original filed August 17, 2006
	-	Amendment No. 1 filed October 23, 2006

We write on behalf of Centrus Ventures Inc. in response to your comment letter dated November 8, 2006 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, a second amended Registration Statement on Form SB-2/A (as revised, the "Amended Form SB-2"). We enclose with this letter a copy of the Amended Form SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended Form SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form SB-2.

GENERAL

1.	PLEASE MONITOR YOUR REQUIREMENT TO UPDATE YOUR FINANCIAL STATEMENTS, AS INDICATED IN RULE 3-10(g) OF REGULATION S-B

The Company has updated the Amended Form SB-2 to include the interim financial statements for the six months ended October 31, 2006.

2.	PLEASE PROVIDE A CURRENTLY DATED CONSENT FROM THE INDEPENDENT ACCOUNTANTS IN THE NEXT AMENDMENT.

The Company has included a current dated consent from the Company’s independent accountant in the Amended Form SB-2 as requested.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Donna Levy, Attorney

CRITICAL ACCOUNTING POLICIES

MINERAL PROPERTY ACQUISITION PAYMENTS AND EXPLORATION COSTS, PAGE 28

3.	WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER SEVEN AND ARE UNABLE TO AGREE WITH YOUR CONCLUSION. NOTE THAT UNDER U.S. GAAP, ALL EXPLORATION COSTS ASSOCIATED WITH MINING ACTIVITIES SHOULD BE EXPENSED AS INCURRED REGARDLESS OF THE STAGE OF DEVELOPMENT. PLEASE CITE ANY GUIDANCE YOU MAY BE RELYING UPON IN SUPPORT OF YOUR CONCLUSION. PLEASE CONTACT US TO DISCUSS.

Further to the Company’s discussions with staff at the SEC, the Company has revised its accounting policy respecting mineral property acquisition payment and exploration costs to state that the Company expenses exploration costs as incurred regardless of the stage of development or existence of reserves. Please see the revised Note 2(b) to the Company’s audited financial statements for the year ended April 30, 2006 in the Amended SB-2.

UNDERTAKINGS, PAGE 40

4.	WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 16. PLEASE PROVIDE THE UNDERTAKING REQUIRED BY ITEM 512(a)(4) OF REGULATION S-B, AS IN CERTAIN CIRCUMSTANCES THIS OFFERING COULD BE DEEMED TO BE A PRIMARY OFFERING.

The Company has included the requested undertaking in the Amended Form SB-2. See the revised disclosure under the heading “Item 28. Undertakings” in the Amended Form SB-2.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

"Conrad Y. Nest"

CONRAD Y. NEST

CYN/clk

Enclosures

cc:	Centrus Ventures, Inc.
Attn: Mr. Kevin Epp, Chief Executive Officer